Exhibit 99.4

FINANCIAL STATEMENTS
MIDCONTINENT EXPRESS
PIPELINE LLC
December 31, 2012 and 2011

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Members of Midcontinent Express Pipeline LLC:

In our opinion, the accompanying balance sheets and the related statements of comprehensive income, of members' equity and of cash flows present fairly, in all material respects, the financial position of Midcontinent Express Pipeline LLC ("the Company") at December 31, 2012 and 2011, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP

Houston, Texas
February 19, 2013

MIDCONTINENT EXPRESS PIPELINE LLC
STATEMENTS OF COMPREHENSIVE INCOME
(in thousands)

	Year Ended December 31,
	2012	2011
Revenues
Transportation services	$261,367	$262,360
Operating Costs and Expenses:
Cost of sales and transportation services	15,614	15,603
Operations and maintenance	11,017	10,243
Depreciation and amortization	69,432	69,538
General and administrative	3,703	3,612
Taxes, other than income taxes	26,895	26,509
Total Operating Costs and Expenses	126,661	125,505
Operating Income	134,706	136,855
Other Income (Expense)
Allowance for funds used during construction-
Equity	—	(43)
Debt	11	6
Interest expense	(51,453)	(51,474)
Other income	—	(5)
Total Other Income (Expense)	(51,442)	(51,516)
Net Income to Members	83,264	85,339

Other Comprehensive Income
Reclassification of change in fair value of derivatives to net income	167	166
Total Other Comprehensive Income	167	166
Comprehensive Income	$83,431	$85,505
The accompanying notes are an integral part of these financial statements.

MIDCONTINENT EXPRESS PIPELINE LLC
BALANCE SHEETS
(in thousands)

	December 31,
	2012	2011
ASSETS
Current Assets
Cash and cash equivalents	$2,732	$1
Accounts receivable	21,791	22,199
Gas imbalances	8,613	6,390
Other current assets	2,024	327
Total Current Assets	35,160	28,917
Property, Plant and Equipment, Net	2,081,918	2,150,766
Unamortized Debt Issuance Costs	3,638	4,542
Deferred Charges and Other Assets	738	744
Total Assets	$2,121,454	$2,184,969
LIABILITIES AND MEMBER'S EQUITY
Current Liabilities
Notes payable	$—	$1,000
Cash book overdrafts	10,806	7,657
Accounts payable	7,042	16,925
Accrual for construction	3,560	6,328
Gas imbalances	5,917	1,273
Accrued interest	13,790	13,792
Accrued taxes	9,796	—
Accrued other current liabilities	4,285	5,659
Total Current Liabilities	55,196	52,634
Long-term Debt	799,383	799,200
Commitments and Contingencies (Notes 5, 7 and 10)
Members' Equity
Members' capital	1,267,643	1,334,070
Accumulated other comprehensive loss	(768)	(935)
Total Members' Equity	1,266,875	1,333,135
Total Liabilities and Members' Equity	$2,121,454	$2,184,969
The accompanying notes are an integral part of these financial statements.

MIDCONTINENT EXPRESS PIPELINE LLC
STATEMENT OF MEMBERS' EQUITY
(in thousands)

	Total	Kinder Morgan Operating Limited Partnership "A"	ETC Midcontinent Express II L.L.C.	Regency Midcontinent Express Pipeline I LLC	Regency Midcontinent Express LLC
Members' Equity
Balance at December 31, 2010	$1,412,880	$706,440	$1,413	$705,027	$—
Net income to Members	85,339	42,669	70	35,166	7,434
Distributions to Members	(165,250)	(82,625)	(140)	(69,833)	(12,652)
Other Comprehensive Income	166	83	—	69	14
Transfer of Members' interest-October 31, 2011 (Note 1)	—	—	(1,343)	(670,429)	671,772
Balance at December 31, 2011	1,333,135	666,567	—	—	666,568
Net income to Members	83,264	41,632	—	—	41,632
Distributions to Members	(149,691)	(74,846)	—	—	(74,845)
Other Comprehensive Income	167	84	—	—	83
Balance at December 31, 2012	$1,266,875	$633,437	$—	$—	$633,438
The accompanying notes are an integral part of these financial statements.

MIDCONTINENT EXPRESS PIPELINE LLC
STATEMENTS OF CASH FLOWS
(in thousands)

	Year Ended December 31,
	2012	2011
Cash Flows from Operating Activities
Net income to Members	$83,264	$85,339
Adjustments to reconcile net income to net cash flows from operating activities
Depreciation and amortization	69,432	69,538
Amortization of debt expense, debt discount, interest rate swap loss and treasury lock	1,454	1,424
Loss from the allowance for equity funds used during construction	—	43
Changes in components of working capital
Accounts receivable	408	(537)
Other current assets	(675)	(5)
Accounts payable	(9,883)	5,591
Cashbook overdrafts	3,149	1,256
Accrued interest	(2)	1
Accrued taxes	9,796	(5,784)
Other current liabilities	25	(1)
Other, net	27	(674)
Net Cash Flows Provided by Operating Activities	156,995	156,191
Cash Flows from Investing Activities
Capital expenditures	(4,107)	(11,448)
Proceeds received from vendor settlement	—	6,813
Proceeds received from restricted deposit	—	201
Proceeds from sales of assets, net of cost of removal	756	—
Net Cash Flows Used in Investing Activities	(3,351)	(4,434)
Cash Flows from Financing Activities
Issuance of debt	152,300	131,100
Payment of debt	(153,300)	(130,100)
Distributions to Members	(149,691)	(165,250)
Debt issue costs	(222)	(464)
Net Cash Flows used in Financing Activities	(150,913)	(164,714)
Net Increase (Decrease) in Cash and Cash Equivalents	2,731	(12,957)
Cash and Cash Equivalents at beginning of period	1	12,958
Cash and Cash Equivalents at end of period	$2,732	$1
Non-cash Investing Activities
Reduction in property, plant and equipment costs due to vendor settlement	$1,730	$—
Supplemental Disclosure of Cash Flow Information
Cash paid during the period for interest (net of capitalized interest)	$49,532	$49,583
The accompanying notes are an integral part of these financial statements.

MIDCONTINENT EXPRESS PIPELINE LLC
NOTES TO FINANCIAL STATEMENTS
1. General
Midcontinent Express Pipeline LLC (“Midcontinent Express”) owns a long-haul, firm natural gas transportation pipeline with takeaway capacity, either directly or indirectly, from natural gas producing regions located in Texas, Oklahoma and Arkansas. The pipeline provides the capability to transport natural gas supplies to major pipeline interconnects along its route, which originates near Bennington, Oklahoma and traverses east through Texas, Louisiana and Mississippi to its terminus near Butler, Alabama. It has two rate zones: (i) Zone 1 (which has a capacity of 1.8 billion cubic feet per day) beginning at Bennington and extending to an interconnect with Columbia Gulf Transmission near Delhi, in Madison Parish Louisiana; and (ii) Zone 2 (which has a capacity of 1.2 billion cubic feet per day) beginning at Delhi and terminating at an interconnection with Transco Pipeline near the town of Butler in Choctaw County, Alabama. During 2012 and 2011, Midcontinent Express had natural gas transportation throughput volume of approximately 514.3 million dekatherms (“Dth”) and 496.6 million Dth, respectively.
From its inception on March 1, 2007 to April 11, 2010, Midcontinent Express was owned 50% by Kinder Morgan Operating Limited Partnership “A” (“KMOLPA”), a subsidiary of Kinder Morgan Energy Partners, L.P. (“KMP”), and 50% by ETC Midcontinent Express Pipeline, L.L.C. (“ETC Midcontinent Express”), a wholly owned subsidiary of Energy Transfer Partners, L.P. (“ETP”). Kinder Morgan, Inc. (“KMI”) owns the general partnership interest in KMP. On April 12, 2010, ETC Midcontinent Express transferred its 50.0% Membership interest in Midcontinent Express to ETC Midcontinent Express II LLC (“ETC Midcontinent II”) and ETC Midcontinent II transferred 49.9% of the interest in Midcontinent Express to ETC Midcontinent Express III (“ETC Midcontinent III”). At the time of these transfers, all three entities were subsidiaries of ETP. On May 26, 2010, Energy Transfer Equity L.P. (“ETE”), the owner of the general partner of ETP and the owner of the general partner of Regency Energy Partners LP (“Regency”), transferred 100% of member interests in ETC Midcontinent III and an option to acquire 100% of member interests in ETC Midcontinent II one year thereafter to Regency. On June 3, 2010, ETC Midcontinent III changed its name to Regency Midcontinent Express Pipeline I LLC (“Regency Midcontinent I”).
On September 1, 2011, Regency exercised its option to acquire a 100% interest in ETC Midcontinent Express II, a 0.1% owner of Midcontinent Express, from ETP.
On October 31, 2011, Midcontinent Express II and Regency Midcontinent I, a 49.9% owner of Midcontinent Express, were merged into Regency Midcontinent Express LLC (“RME”), a wholly owned subsidiary of Regency, with RME as the sole surviving entity.
As a result of these transactions, the member interests and voting rights in Midcontinent Express are as follows:

•	50% - KMOLPA; and

•	50% - RME.

2. Summary of Significant Accounting Policies
Basis of Presentation
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (“GAAP”) requires management to make estimates and assumptions. These estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported amounts of revenues and expenses. Actual results could differ from these estimates. Certain prior year amounts have been reclassified to conform to the current presentation. Subsequent events have been evaluated, which are events or transactions that occurred after December 31, 2012 through the issuance of the accompanying financial statements on February 19, 2013.
Cash Equivalents
Midcontinent Express considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.
Accounting for Regulatory Activities
Midcontinent Express' regulated activities are accounted for in accordance with Accounting Standards Codification (“ASC”) Topic 980, “Regulated Operations”. This Topic prescribes the circumstances in which the application of GAAP is affected by the economic effects of regulation. Regulatory assets and liabilities represent probable future revenues or expenses to Midcontinent Express associated with certain charges and credits that will be recovered from or refunded to customers through the ratemaking process.
As of December 31, 2012 and 2011, Midcontinent Express’ regulatory assets totaled $1.8 million and $0.7 million, respectively. The December 31, 2012 regulatory assets amount consists of (i) $1.1 million of Midcontinent Express’ fuel tracker (discussed below) which is included within “Other current assets” in the accompanying Balance Sheet and (ii) $0.7 million of unamortized Federal Energy Regulatory Commission’s (“FERC”) annual charge adjustments (“ACA”) which is included within “Deferred Charges and Other Assets” in the accompanying Balance Sheet. The December 31, 2011 regulatory assets amount is included within “Deferred Charges and Other Assets” in the accompanying Balance Sheet, and is primarily attributable to unamortized FERC ACA.
As of December 31, 2012 and 2011, Midcontinent Express’ regulatory liabilities totaled $3.7 million and $5.1 million, respectively. Both amounts are included within “Accrued other current liabilities” in the accompanying Balance Sheets and are attributable to Midcontinent Express’ fuel tracker.

Fuel Recovery Mechanism
Midcontinent Express obtains natural gas quantities from its shippers, in accordance with its tariff and applicable contract terms, as reimbursement for fuel consumed at compressor stations and other locations on its system as well as for natural gas quantities lost and otherwise unaccounted for. Midcontinent Express tracks the volume and associates the value of over- or under-collections of (i) fuel and (ii) lost and unaccounted for quantities through tracking mechanisms that are recorded as an addition or reduction to a regulatory asset or liability balance representing the amounts to be recovered or refunded, respectively, to customers through future rates.
Gas Imbalances
Gas imbalances receivable and payable reflect gas volumes owed to Midcontinent Express from its customers or by Midcontinent Express to its customers. Gas imbalances represent the difference between customer nominated versus actual gas receipts from and gas deliveries to interconnecting pipelines under various Operational Balancing Agreements. Gas imbalances are settled in cash or made up in-kind subject to the terms of the various agreements and are valued at the December 2012 and 2011 average monthly index prices of $3.21 and $3.09 per MMbtu, respectively.
Property, Plant and Equipment
Property, plant and equipment is stated at historical cost, which for constructed plant includes indirect costs such as allowance for funds used during construction, payroll taxes, fringe benefits, administrative and general costs. Expenditures that increase capacities, improve efficiencies or extend useful lives are capitalized. Routine maintenance, repairs and renewal costs are expensed as incurred. The cost of normal retirements of depreciable utility property, plant and equipment, plus the cost of removal less salvage, is recorded in accumulated depreciation with no effect on current period earnings. Gains or losses are recognized upon retirement of utility property, plant and equipment constituting an operating unit or system, and land, when sold or abandoned.
Midcontinent Express maintains natural gas in its pipeline which serves the function of maintaining the necessary pressure to allow efficient transmission of natural gas. This component of natural gas in the pipeline is generally known as “line pack.” Line pack is capitalized within Property, Plant and Equipment, Net and depreciated over the estimated useful life of the pipeline.
Midcontinent Express reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. An impairment loss results when the estimated undiscounted future net cash flows expected to result from the asset’s use and its eventual disposition are less than its carrying amount.
Depreciation and Amortization
Depreciation is computed based on the straight-line method over the estimated useful lives of property, plant and equipment. The annual composite rate of depreciation for the years ended December 31, 2012 and 2011 was 3.0%.

Allowance For Funds Used During Construction
Included in the cost of Property, Plant and Equipment, Net is an allowance for funds used during construction (“AFUDC”). AFUDC represents the estimated cost of debt, from borrowed funds, or the estimated cost of capital, from equity funds, during the construction period.
Revenue Recognition
Midcontinent Express recognizes revenues as services are rendered or goods are delivered and, if applicable, title has passed. Midcontinent Express provides various types of natural gas transportation services to its customers in which the natural gas remains the property of these customers at all times. In many cases (generally described as "firm service"), the customer pays a two-part rate that includes (i) a fixed-fee reserving the right to transport natural gas in Midcontinent Express’ facilities and (ii) a per-unit rate for volumes actually transported. The fixed-fee component of the overall rate is recognized as revenue in the period the service is provided. The per-unit charge is recognized as revenue when the volumes are delivered to the customers’ agreed upon delivery point. In other cases (generally described as "interruptible service"), there is no fixed-fee associated with the services because the customer accepts the possibility that service may be interrupted at Midcontinent Express’ discretion in order to serve customers who have purchased firm service. In the case of interruptible service, revenue is recognized in the same manner utilized for the per-unit rate for volumes actually transported under firm service agreements. In addition to the “firm” and “interruptible” transportation services, Midcontinent Express also provides natural gas park and loan services to assist customers in managing short-term gas surpluses or deficits. Revenues are recognized as services are provided, in accordance with the terms negotiated under these contracts.
Debt Issuance Costs
Generally, debt issuance costs are amortized utilizing the straight-line-method, which approximates the effective interest rate method, over the life of the debt or the life of the facility. Debt issuance costs associated with the $75.0 million credit facility (see Note 5), were amortized over the construction period.
Environmental Matters
Midcontinent Express expenses or capitalizes, as appropriate, environmental expenditures that relate to current operations. Midcontinent Express expenses amounts that relate to an existing condition caused by past operations that do not contribute to current or future revenue generation. Midcontinent Express does not discount environmental liabilities to a net present value, and records environmental liabilities when environmental assessments and/or remedial efforts are probable and costs can be reasonably estimated. Generally, recording of these accruals coincides with the completion of a feasibility study or a commitment to a formal plan of action.
Income Taxes
Midcontinent Express is a limited liability company that has elected to be treated as a partnership for income tax purposes. Accordingly, no provision for federal or state income taxes has been recorded in the financial statements of Midcontinent Express and the tax effects of Midcontinent Express’ activities accrue to its Members.

3. Property, Plant and Equipment
Midcontinent Express' Property, Plant and Equipment, Net consisted of the following (in millions):

	At December 31,
	2012	2011
Natural gas pipelines	$2,317.3	$2,318.2
General and other	1.4	1.3
Accumulated depreciation and amortization	(237.6)	(169.3)
	2,081.1	2,150.2
Construction work in progress	0.8	0.6
Total Property, Plant and Equipment, Net	$2,081.9	$2,150.8
4. Members' Equity
During the years ended December 31, 2012 and 2011, Midcontinent Express made distributions to its Members of approximately $149.7 million and $165.3 million, respectively.
Subsequent Event
In January 2013, Midcontinent Express paid distributions of $13.5 million to its Members.
5. Financing
Notes Payable
Midcontinent Express has a $75.0 million three-year, unsecured revolving credit facility due February 25, 2014. The credit facility is with a syndicate of financial institutions with The Royal Bank of Scotland as the administrative agent. Borrowings under the Midcontinent Express credit facility are generally comprised of underlying notes issued with terms not to exceed 90 days. Interest on borrowings against Midcontinent Express’ $75.0 million credit facility accrues at its option at a floating rate equal to either (i) the Prime Rate (but not less than the Federal Funds Rate, plus 0.5%); or (ii) LIBOR, plus a margin, which varies depending upon its credit rating. The credit agreement provides for customary commitment fees and letter of credit fees under the revolving credit facility. Under Midcontinent Express’ $75.0 million revolving credit facility, it had no amounts outstanding as of December 31, 2012, and it had outstanding amount of $1.0 million at a weighted-average interest rate of 4.25% as of December 31, 2011. During the years ended December 31, 2012 and 2011, Midcontinent Express had average borrowings outstanding of $9.7 million and $12.9 million, respectively with a weighted-average interest rate of 3.46% and 2.85%, respectively.
The $75.0 million credit facility includes the following restrictive covenants:

•	Certain limitations on indebtedness, including capital lease obligations in excess of $20 million;

•	Certain limitations on entering into mergers, consolidations, sales of assets and investments;

•	Limitations on granting liens; and

•	Total debt divided by earnings before interest, income taxes, depreciation and amortization for the preceding four quarters may not exceed 5.0.

The following constitute events of default under the credit facility, subject to certain cure periods:

•	Nonpayment of interest, principal or fees;

•	Failure to make required payments under other agreements or adverse judgments that exceed $25 million; and

•	Voluntary or involuntary bankruptcy or liquidation.
As of December 31, 2012 and 2011, Midcontinent Express was in compliance with its debt related covenants.
Additionally,the revolving credit facility can be used for the issuance of letters of credit to support the construction and operations of the Midcontinent Express pipeline. At both December 31, 2012 and 2011, a letter of credit having a face amount of $33.3 million was issued under the credit facility.
Long-term Debt
Midcontinent Express' outstanding long-term debt as of December 31, 2012 and 2011 consisted of the following (in millions):

	December 31,
	2012	2011
5.45% senior notes due September 15, 2014	$350.0	$350.0
6.70% senior notes due September 15, 2019	450.0	450.0
Unamortized debt discount	(0.6)	(0.8)
Total Long-term debt	$799.4	$799.2
Maturities of Debt
Midcontinent Express' senior notes are redeemable in whole or in part, at its option at any time, at redemption a price equal to 100% of the principal amount of the notes plus accrued interest to the redemption date plus a make-whole premium. The scheduled maturities of Midcontinent Express’ outstanding debt balances, excluding unamortized debt discount, as of December 31, 2012 are summarized as follows (in millions):

Year	Commitment
2013	$—
2014	350.0
2015	—
2016	—
2017	—
Thereafter	450.0
Total	$800.0
Fair Value
Fair value as used in the disclosure of financial instruments represents the amount at which an instrument could be exchanged in a current transaction between willing parties. As of each reporting date, the estimated fair value of Midcontinent Express’ outstanding private placement debt is based upon quoted market prices. In addition, Midcontinent Express adjusts (discounts) the fair value measurement of its long-term debt for the effect of credit risk. The estimated fair value of Midcontinent Express’ outstanding debt balance as of December 31, 2012 and 2011 was $904.2 million and $867.3 million, respectively.

The fair values of Midcontinent Express’ financial instruments are separated into three broad levels (Levels 1, 2 and 3) based on Midcontinent Express’ assessment of the availability of observable market data and the significance of non-observable data used to determine fair value. Each fair value measurement must be assigned to a level corresponding to the lowest level input that is significant to the fair value measurement in its entirety.
The three broad levels of inputs defined by the fair value hierarchy are as follows:
▪ Level 1 Inputs—quoted prices (unadjusted) in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date;
▪ Level 2 Inputs—inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly. If the asset or liability has a specified (contractual) term, a Level 2 input must be observable for substantially the full term of the asset or liability; and
▪ Level 3 Inputs—unobservable inputs for the asset or liability. These unobservable inputs reflect the entity's own assumptions about the assumptions that market participants would use in pricing the asset or liability, and are developed based on the best information available in the circumstances (which might include the reporting entity's own data).
Midcontinent Express used Level 2 input values to measure the estimated fair value of Midcontinent Express’ outstanding debt balance as of both December 31, 2012 and 2011.
6. Related Party Transactions
KMI provides and bills Midcontinent Express for various services including employee costs, information technology services, employee health and life benefits, and insurance for property and casualty risks, at cost.
Midcontinent Express’ policy is to settle receivable and payable balances that exist with affiliates in the following month.
Totals of significant transactions with affiliated companies are as follows (in millions):

	At December 31,
	2012	2011
Charges from KMI (a)
Directly charged wages and salaries	$3.3	$3.2
Other compensation and benefits	$1.1	$1.2
General and administrative charges from affiliate	$1.9	$1.9
(a) Includes charges of $0.1 million for both the years ended December 31, 2012 and 2011, that were capitalized in Property, Plant and Equipment, Net.

Balances with affiliated companies are included in the accompanying Balance Sheets as follows (in millions):

	At December 31,
	2012	2011
Current Liabilities: Accounts payable	$0.2	$0.5
Current Liabilities: Gas imbalances	$5.8	$0.9
7. Commitments and Contingent Liabilities
Leases
Total lease and rental expenses under operating leases was $15.6 million for both the years ended December 31, 2012 and 2011. Future minimum commitments under major operating leases as of December 31, 2012 are as follows (in millions):

Year	Total
2013	$15.5
2014	15.5
2015	15.4
2016	15.5
2017	15.5
Thereafter	19.3
Total	$96.7
The amounts of future minimum rental commitments as of December 31, 2012 are principally attributable to a 10-year capacity lease agreement entered into on December 11, 2006 (commenced on April 1, 2009) with Enogex Inc. (“Enogex”). The capacity lease provides the right to transport on a firm basis, 272,000 Dth of natural gas per day through Enogex’s system at the Washita receipt point, West Pool, and East Pool to a point of interconnection with the Midcontinent Express system in the vicinity of Bennington, Oklahoma.
Capital Expenditures Budget
Approximately $19,000 had been committed for future purchases of property, plant and equipment at December 31, 2012. These expenditures will be funded by cash generated from operations.
8. Major Customers
During 2012, three non-affiliated shippers accounted for $109.3 million (42%), $53.8 million (21%) and $27.3 million (10%), respectively, of Midcontinent Express’ total revenues. During 2011, three non-affiliated shippers accounted for $109.2 million (42%), $53.8 million (21%) and $26.0 million (10%), respectively, of Midcontinent Express’ total revenues.

9. Regulatory Matters
There are currently no proceedings challenging the rates Midcontinent Express charges. Regulators, as well as shippers on Midcontinent Express, do have rights, under circumstances prescribed by applicable regulations, to challenge the rates Midcontinent Express charges. Midcontinent Express can provide no assurance that it will not face challenges to the rates it charges in the future. Any successful challenge could adversely affect in a material way Midcontinent Express’ future earnings and cash flows.
Semi-Annual FERC Fuel Tracking Filing - Docket No. RP13-227-000
On October 31, 2012, Midcontinent Express made its semi-annual filing under Docket No. RP13-227-000 to revise its UAF Reimbursement Percentages for its Zone 1, Zone 2, Booster Compression Fuel, and system wide UAF Reimbursement Percentages applicable to its shippers for the period of six months starting December 1, 2012. In this filing, Midcontinent Express proposed a Fuel Reimbursement Percentage of 0.678% for Zone 1 and a Fuel Reimbursement Percentage of 0.291% for Zone 2, which represents an increased percentage of 0.261% in Zone 1 and an increased percentage of 0.010% in Zone 2. Also, Midcontinent Express proposed a system wide UAF Reimbursement Percentage of 0.000% and a Booster Compression Fuel Reimbursement Percentage of 0.510%, which represents an increased percentage of 0.295% for the Booster Compression Fuel Reimbursement Percentage. In this proceeding, Midcontinent Express also requested a continuance of its current waiver regarding the UAF Reimbursement Percentage which would allow Midcontinent Express to hold the UAF percentage at zero rather than allowing the percentage to be negative. On November 28, 2012, the FERC approved the aforementioned tariff fuel rates and granted a waiver regarding the UAF Reimbursement Percentage.

10. Legal and Environmental Matters
Legal
Midcontinent Express Construction Incident
On July 15, 2009, a Midcontinent Express contractor and subcontractor were conducting a nitrogen pressure test on facilities at a Midcontinent Express delivery meter station that was under construction in Smith County, Mississippi. An unexpected release occurred during testing, resulting in one fatality and injuries to four other employees of the contractor or subcontractor. The United States Occupational Safety and Health Administration (“OSHA”) completed their investigation. Midcontinent Express was not cited for any violations by OSHA.
In July 2010, KMI and Midcontinent Express were named in two lawsuits arising out of the accident, both pending in Louisiana State District Court, Vermilion Parish. One case was filed by one of the injured workers and the other case was filed by the decedent’s descendants. Plaintiffs allege that KMI and Midcontinent Express were negligent and grossly negligent in failing to maintain a safe worksite. KMI and Midcontinent Express have tendered the cases to the responsible insurance carriers, and they have agreed to accept the defense and indemnity. Discovery is proceeding in the cases. In addition, there were three cases filed by other workers in Harris County Texas. The Harris County cases were settled in November 2012. In July 2012, three plaintiffs filed suit in Mississippi alleging personal injuries arising out of the accident. These cases have not been set for trial.
In addition, Midcontinent Express is a defendant in various lawsuits arising from the day-to-day operations of its business. Although no assurance can be given, Midcontinent Express believes, based on its experience to date, that the ultimate resolution of such matters, including the matter discussed preceding, will not have a material adverse impact on its business, cash flows, financial position or results of operations.
Environmental
Midcontinent Express is subject to a variety of federal, state and local laws that regulate permitted activities relating to air and water quality, waste disposal, and other environmental matters. Midcontinent Express believes that compliance with these laws will not have a material adverse impact on its business, cash flows, financial position or results of operations. However, there can be no assurances that future events, such as changes in existing laws, the promulgation of new laws, or the development of new facts or conditions will not cause Midcontinent Express to incur significant costs.